Exhibit 1

PRESS RELEASE

Gentium Appoints Dr. Carin Heringa as

Senior Vice President and Scientific Director

VILLA GUARDIA, Italy, March 6, 2012, (GlobeNewswire), Gentium S.p.A. (Nasdaq: GENT) (the "Company") today announced that Dr. Carin Heringa, Head of Global Medical Affairs of Gentium, has been newly appointed as the Company’s Senior Vice President and Scientific Director. Effective March 1, 2012, Dr. Khalid Islam will step down from his role as Interim Scientific Director and Dr. Heringa will assume responsibility for leadership and oversight with respect to the Company’s research and development functions and its interactions with regulatory authorities.

“On behalf of the Board of Directors, it is my pleasure to welcome Dr. Heringa to this senior leadership position,” commented Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium. “Carin brings talent and strategic leadership skills that will be critical for the development of Defibrotide. We look forward to her contributions in the next few months as we strive to achieve important regulatory milestones.”

Dr. Heringa joined the Company in November 2011 as Head of Global Medical Affairs. Prior to joining Gentium, Dr. Heringa held various managerial positions at several pharmaceutical companies. Most recently, she served as Medical Director of the Integrated Hospital Care Franchise at Novartis Pharma. Dr. Heringa was formerly Drug Development Project Leader at Astellas Pharma, where she was responsible for oversight of clinical programs relating to Hematology, Neuroscience, Cardiovascular Disease, Urology and Gastroenterology, and also previously served as Medical Director of the International Department at Yamanouchi and the Medical Affairs Manager and International Coordinator for Clinical Research at Brocades Pharma.

Dr. Heringa’s experience also includes membership roles on the leadership team of the Integrated Hospital Care Franchise at Novartis, and on the Project Review Board at Astellas. Her experience in the pharmaceutical industry spans over two decades, during which time she has effectively managed multinational project teams and successfully led programs through all stages (Phase I - Phase IV) of clinical development. Dr. Heringa has played an important role in facilitating successful interactions between pharmaceutical companies and European and US regulatory authorities, including NDA, MAA, IND and IMPD submissions, registrations or line extensions with respect to Lucentis®, Ilaris®, Exelon® Patch, Omnic®, and Locoid®.

Dr Heringa received her M.D. from the Free University in Amsterdam, the Netherlands.

“My previous role as Head of Global Medical Affairs has heightened my awareness of the urgent medical need for therapeutic options for patients suffering from VOD and acute GvHD,” said Dr. Carin Heringa. “I look forward to focusing my efforts on the development of Defibrotide to treat and prevent VOD, as well as exploring other areas where Defibrotide may be effective, such as acute GvHD.”

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.

Salvatore Calabrese, +39 031-385-287

SVP & Chief Financial Officer

scalabrese@gentium.it

or

The Trout Group

Marcy Nanus, +1 646 378 2927

mnanus@troutgroup.com